BrilliA Inc
220 Orchard Road
Unit 05-01, Midpoint Orchard

Singapore 238852

August 21, 2024

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Beverly Singleton, Kevin Stertzel, Erin Donahue and Jennifer Angelini

Re:	BrilliA Inc
Amendment No. 4 to Draft Registration Statement on Form F-1
Submitted August 13, 2024
CIK No. 0002000230

Dear Sir or Madam,

This letter is in response to your letter on August 20, 2024, in which you provided comments to the Amendment No. 4 to the Registration Statement on Form DRS/A of BrilliA Inc (the “Company”) submitted to the U.S. Securities and Exchange Commission on August 13, 2024. On the date hereof, the Company has submitted an Amendment No. 5 to the Registration Statement on Form DRS/A (“DRS/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 4 to Draft Registration Statement on Form F-1

Capitalization, page 30

1.	Please refer to the total capitalization amount in the pro forma as adjusted column. It appears the amount should be revised to equate with the total shareholders’ equity amount of $15.6 million.

RESPONSE: We respectfully advise the staff that we have revised our Capitalization disclose on page 30 of the DRS/A.

2.	Please obtain an audit opinion that includes a complete date with month, day, and year. The current disclosure included in your amendment presents a date of July XX, 2024.

RESPONSE: We respectfully advise the staff that the date of the audit opinion has been updated to August 13, 2024.

3.	Despite your response to prior comment 2, it does not appear that your registration statement has been signed by anyone in the capacity of principal accounting officer or controller; accordingly, we reissue our comment. Please revise to identify the individual signing in the capacity of your principal accounting officer or controller. If someone is signing in more than one capacity (e.g., both as principal financial and accounting officer), indicate each capacity in which such person is signing. Refer to the Instructions to Signatures on Form F-1.

RESPONSE: We respectfully advise the staff that we have revised our registration statement to include the person signing in the capacity of principal accounting officer or controller.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Kendrew Hartanto
Chief Executive Officer